

November 22, 2010

Mr. Cesar Ribeiro
Chief Financial Officer
Lincoln Educational Services Corporation
200 Executive Drive, Suite 340
West Orange, NJ 07052

> **Re:** **Lincoln Educational Services Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 11, 2010**
> **Definitive Proxy Statement**
> **Filed March 24, 2010**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2010**
> **Filed November 5, 2010**
> **File No. 0-51371**

Dear Mr. Ribeiro:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2009

Management's Discussion and Analysis…, page 41

1. We note your response to comment 2 in your letter dated November 18, 2010. In future filings please disclose the relationship between the amount of financial aid funding available to students to increases in your tuition rates (e.g. whether the amount of financial aid funding available to students over recent years increased at rates greater than your tuition increases).

2. We note you response to comment 2 in your letter dated November 18, 2010. In future filings please disclose that your bad debt expense is unpredictable due to uncertain economic conditions, namely unemployment rates.

Compensation Discussion and Analysis, page 12

Base Salary, page 13

3. We note your response to comment 3 in your letter dated November 18, 2010. In future filings please provide the additional description of how you set your executives base salary, if applicable. For example, identification of the "comparable publicly held companies" and that the compensation committee compares proposed management salaries against those within the peer group's range to see if adjustments are necessary should be highlighted.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or me at (202) 551-3810 with any other questions.

Sincerely,

s/ Larry Spirgel

Larry Spirgel
Assistant Director

Cc: Via facsimile to (973) 766-9130